SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company (Issuer))

DAVIES MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

Davies Merger Sub, Inc.

222 Jacobs St.

Cambridge, MA 02141

(978) 687-1501

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form of Registration No.	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Common Stock, par value $0.001 per share, of BioTelemetry, Inc. (“BioTelemetry”) by Davies Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Philips USA Holding Inc. (“Parent”), a wholly owned subsidiary of Koninklijke Philips N.V. (“Philips”).

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of BioTelemetry or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by BioTelemetry. The offer to purchase shares of BioTelemetry common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Davies Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Philips, and the solicitation/recommendation statement will be filed with the SEC by BioTelemetry. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 12. Exhibits

Exhibit 99.1	Investor Call Presentation, dated December 18, 2020.

Exhibit 99.2	Investor Call Script, dated December 18, 2020.

Exhibit 99.3	Connected Care Town Hall Presentation, dated December 18, 2020.

Exhibit 99.4	Wire Call Script, dated December 18, 2020.

Exhibit 99.5	Social Media Posts, dated December 18, 2020.

Exhibit 99.6	Form of Email to Philips Employees, dated December 18, 2020.

Exhibit 99.7	Form of Letter to Customers, dated December 18, 2020.

Exhibit 99.8	Email to Connected Care Employees, dated December 18, 2020.

Exhibit 99.9	Philips Intranet Post, dated December 18, 2020.

Exhibit 99.10	Email to Philips NA Employees, dated December 18, 2020.

Exhibit 99.11	Talking Points for Calls with Customers, Suppliers and Distributors, dated December 18, 2020.

Exhibit 99.12	FAQs, dated December 18, 2020.

Exhibit 99.13	Leadership Talking Points, dated December 18, 2020.

Exhibit 99.14	Email to Connected Care Leadership Team, dated December 18, 2020.

Exhibit 99.15	Email to Integration Team, dated December 18, 2020.

Exhibit 99.16	Email to Connected Care Leaders, dated December 18, 2020.

Exhibit 99.17	Email to NAM Leadership Team, dated December 18, 2020.

Exhibit 99.18	CC Global BM&S Leaders, dated December 18, 2020.

Exhibit 99.19	Social Media Post, dated December 18, 2020.